UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File No. 001-33176

Baijiayun Group Ltd

(Exact name of registrant as specified in its charter)

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On May 12, 2025, The Nasdaq Stock Market LLC (“Nasdaq”) notified Baijiayun Group Ltd (the “Company”) that the Nasdaq Hearings Panel (the “Panel”) has determined to deny the Company’s request to continue its listing of the Company’s securities, and that trading of the Company’s securities will be suspended at the open of trading on May 14, 2025 (the “Decision”). The Company may request that the Nasdaq Listing and Hearing Review Council review this Decision. A written request for review must be received within 15 days from the date of this Decision.

As previously disclosed, on March 14, 2025, the Company received a written notification (the “Notice”) from the Listing Qualifications (the “Staff”) of Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”), and the Company’s securities would be subject to delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), unless the Company requested an appeal of the Staff’s determination to the Panel by March 21, 2025. Also as previously disclosed, the Company timely requested a hearing before the Panel to appeal the Notice and to address compliance with the Minimum Bid Price Requirement. Such hearing was held on April 24, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2025

Baijiayun Group Ltd

By:	/s/ Fangfei Liu
Name:	Fangfei Liu
Title:	Chief Financial Officer

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